EXHIBIT 14

CINTAS CORPORATION

CODE OF BUSINESS CONDUCT AND ETHICS

INTRODUCTION

Cintas Corporation and its directors, officers and employees have committed to conduct Cintas’ business in accordance with the highest ethical standards.  We know it’s not enough to just do the right things; we have to do them in the right way. The way that we accomplish our work is as important as the work itself. It is essential that we conduct ourselves at all times with integrity and in full compliance with the laws and regulations that govern our global business activities.

This Code applies to Cintas Corporation, its subsidiaries or affiliates in which Cintas directly or indirectly owns more than 50 percent of the voting control (“Controlled Affiliates”), and to all directors, officers, and employees of each. All references to “Cintas” or the “Company” include Cintas Corporation and all Controlled Affiliates unless otherwise specified. All references to directors, officers and employees include directors, officers, and employees of Cintas Corporation and it subsidiaries and Controlled Affiliates.

Failure to read and/or acknowledge this Code does not exempt a director, officer or employee from his or her responsibility to comply with this Code, applicable laws, regulations and all Cintas policies and guidelines that are related to his or her job and/or duties.

This Code is an important part of Cintas’ values and reflects our commitment to ethical business practices and regulatory compliance. It summarizes the principles and policies that guide our business activities. This Code is not meant to replace our detailed policies.  Rather, it is a statement of our principles in a number of important areas.

Each Cintas director, officer and employee is responsible for fully understanding and complying with the standards of conduct outlined in this Code, applicable government laws, rules and regulations, and Cintas’ policies. This Code is not intended to cover every applicable law or provide answers to all questions that might arise.

This Code is not intended to and does not create an employment contract, and does not create any contractual rights between Cintas and its employees or create any express or implied promise for specific treatment in specific situations.  This Code does not limit the obligation of any employee under existing non-compete, non-disclosure or other employment related agreements to which the employee is bound or the Company’s policies which cover the employee.

RESOLUTION PROCESS

In most situations, our values and integrity will guide us to the right decision.  However, we must always keep in mind how our actions affect the credibility of our organization as a whole, and for this reason, our business ethics must reflect the values and standards of conduct outlined in this Code. We encourage each director, officer and employee to ask questions, seek guidance and express any concerns they may have.

Before making a business decision, ask yourself:

•                                          Would this action endanger anyone’s life, health or safety?

•                                          Would this action be legal?

•                                          Would the action comply with company policies?

•                                          Are my actions honest in every respect?

•                                          How will my actions make me feel about myself?

•                                          How will I feel if my actions were published in a newspaper?

•                                          Will I feel good if my family knows about my action or decision?

If you are still not sure how to proceed after considering these questions or wish to report questionable behavior and/or a possible violation, you should promptly:

•                                          First, try to resolve the concern through the standard management channels or your human resource representative.

•                                          If you are an employee covered by a labor agreement and a local grievance process covers the issue you are concerned about, you should follow that process.

•                                          If resolution through standard management channels is not appropriate or you have already taken these steps and the issue was not adequately resolved, you may use the Cintas Hot Line by completing the written Hot Line form or calling the Cintas Direct Line at 800-292-9480.  The Cintas Hot Line is a process whereby an employee can communicate directly with the appropriate officer.  Hot Line forms are personally read and acted upon by the appropriate officer and are kept in strict confidence.  The Cintas Direct Line is a dedicated, toll-free phone line that is available to you 24 hours a day, 7 days a week, 365 days a year. It is operated by an external third-party vendor that has trained professionals to take your calls, in confidence, and report your concerns to the appropriate Cintas manager for appropriate action. Your phone calls to the Direct Line may be made anonymously.

NO RETALIATION

Cintas will handle all inquiries discreetly and make every effort to maintain, within the limits allowed by the law, the confidentiality of anyone requesting guidance or reporting questionable behavior and/or a possible violation.  It is Company policy to ensure that no retaliation occurs as a result of any employee raising a business conduct or ethical issue or reporting a perceived violation of Company policy or the law.

STANDARDS OF BUSINESS CONDUCT

We are committed to interacting with our customers, working partners, competitors, co-workers, shareholders, vendors, government and regulatory agencies, and the communities in which we operate in a respectful, ethical manner and in full compliance with all regulatory requirements.

Compliance with Laws, Rules and Regulations.  We strictly obey the laws and regulations that govern our businesses. We are responsible for understanding these laws and regulations as they apply to our jobs and for preventing, detecting, and reporting instances of non-compliance.  Every employee must conduct themselves at the Company and all of its functions or when acting on its behalf in a manner which is in full compliance with all applicable laws, rules and regulations as well as with all of Cintas’ policies.

Antitrust Laws.  The antitrust laws of the United States and the competition laws of other countries are designed to preserve and protect competition in goods and services.  Every employee must comply with the antitrust and competition laws.  Any business activities involving any of our competitors should be conducted cautiously and in a manner that does not violate the law.  Agreements between competitors relating to prices or allocations of territories or customers are unlawful.  If you are involved in, have questions about or observe an activity that could raise an antitrust or competition law issue, immediately contact your supervisor or call the Cintas Hot Line for advice.

Employment Practices and Expectations.  Cintas treats all of its employees with dignity and respect.  We provide pay and benefits competitive within our industry and the labor markets in which we operate and consistent with individual performance.  A diverse workforce is essential to our business success.  All employees are expected to respect and value the contributions that people of different characteristics, experiences and backgrounds offer.  Cintas promotes a cooperative and productive work environment by supporting the diversity of its workforce and is committed to providing equal employment opportunity to all qualified employees and applicants.

We do not unlawfully discriminate on any basis, including, but not limited to, race, color, sex, sexual orientation, religion, national origin, marital status, age, disability or veteran status, in any personnel practice, including recruitment, hiring, training, promotion, and discipline. Employment decisions are made based on the following criteria:  (a) qualifications of candidates with respect to job requirements; (b) development needs of individuals and the Company’s succession planning requirements; (c) equal opportunity and achieving work-force diversity; and (d) legal and contractual requirements, including union contracts.

Cintas does not tolerate harassment in any form, including, but not limited to, sexual harassment, verbal abuse, intimidating behavior, threats or assault.  We take allegations of harassment and unlawful discrimination seriously and address all such concerns that are raised regarding this policy.

Cintas protects information about employees in Company records from unauthorized use or disclosure.

Safety, Health and Environment.  A safe and clean work environment is important to the well-being of all Cintas partners.  Cintas endeavors to comply with applicable safety and health regulations and appropriate practices.  Cintas endeavors to comply with all environmental laws, regulations and policies in order to be a responsible steward of natural resources.  Employees who are responsible for, or are engaged in, activities or operations that might affect the environment should be familiar with the laws, regulations and policies that relate to these activities and comply with them.

Nasdaq Stock Market Rules.  Our common stock is listed on the Nasdaq Stock Market and we therefore are bound by and comply with their rules, including, but not limited to, rules requiring approval by the Audit Committee of the Board of Directors of any transaction involving directors or executive officers or affiliates that would be of the magnitude that would require disclosure in our annual proxy statement.

CONFLICTS OF INTEREST

Cintas’ directors, officers and employees have an obligation to promote the best interests of the Company at all times.  They should avoid any action which may involve a conflict of interest with the Company.  Directors, officers and employees should not have any undisclosed, unapproved financial or other business relationships with suppliers, customers or competitors of a magnitude or nature that could impair the independence of any judgment they may need to make on behalf of the Company.  Conflicts of interest would also arise if a director, officer or employee, or a member of his or her family, receives improper payments or other personal benefits as a result of his or her position in the Company.

Directors, officers and employees must also avoid apparent conflicts of interest, which occur where a reasonable observer might assume there is a conflict of interest and, therefore, a loss of objectivity in their dealings on behalf of the Company.  Where conflicts of interest arise, directors, officers and employees must provide full disclosure of the circumstances and stand back from any related decision making process.  Directors and officers shall provide full disclosure to the Chairman of the Company’s Audit Committee, and all other employees shall provide full disclosure to their immediate supervisor.

CORPORATE OPPORTUNITIES

Directors, officers and employees shall not take for themselves any business opportunities that are discovered through the use of the Company property, information or position, use the Company property, information or position for personal gain, or compete with the Company.  All directors, officers and employees owe a duty to the Company to advance its legitimate business interests when the opportunity to do so arises.

CONFIDENTIALITY

Directors, officers and employees shall maintain the confidentiality of all information entrusted to them by the Company, except when disclosure is authorized or legally mandated. They should recognize that such information is the property of the Company and only the Company may authorize its publication or use by others. Confidential information includes, but is not limited to, all non-public information that might be used by the Company’s competitors or harmful to the Company or its customers, if disclosed.

FAIR DEALING

Cintas bases its relationships with customers, suppliers, competitors and employees on fair practices.  Accordingly, all directors, officers and employees of the Company should endeavor to deal fairly with all customers, suppliers, competitors and employees of Cintas No director, officer or employee shall take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair dealing practice.

PROTECTION AND PROPER USE OF THE COMPANY’S ASSETS

All directors, officers and employees must safeguard the Company’s property, whether it is a piece of equipment, an electronic file or confidential information.  All directors, officers and employees should ensure that all Company property is used in an efficient manner and for legitimate business purposes.  Theft, carelessness and waste impact the Company’s profitability and should be promptly reported.

FULL AND FAIR DISCLOSURE

Cintas fully and fairly discloses the financial condition of the Company in compliance with applicable accounting principles, governmental laws, rules and regulations and the rules of the Nasdaq Stock Market.  All books and records of the Company shall be kept in such a way as to fully and fairly reflect all Company transactions.  All financial officers shall communicate to our executive management and to the accountants engaged to conduct an audit of our financial statements all relevant information, professional judgments or opinions that relate to our financial statements.  Furthermore, senior financial officers of the Company, including the principal financial officer or persons performing similar functions, shall prepare full, fair, accurate, timely and understandable disclosure reports and documents that Cintas files with or submits to the Securities and Exchange Commission and in Cintas’ other public communications.

INSIDER INFORMATION

In the course of doing business for Cintas or in discussions with one of its customers, vendors, or partners, you may become aware of material non-public information about the Company or that organization. Information is considered “material” if it might be used by an investor to make a decision to trade in the public securities of the Company. Individuals who have access to this type of information are called “insiders.” You may only discuss this information on a limited, strict “need to know” basis internally, and you may not share it with anyone outside the Company.  No employee may buy or sell the public securities of a company, including Cintas, if he or she has such information, and no employee shall share (“tip”) this information with others.  Because of the extremely sensitive nature of and severe penalties associated with “insider trading” and “tipping,” contact Cintas’ Chief Financial Officer before you buy or sell public securities in situations that could be of this nature.

WAIVER

Any waiver of this Code for directors, officers or employees may be made only by the Board of Directors upon recommendation of the Nominating and Corporate Governance Committee and will be promptly disclosed as required by law.

ACCOUNTABLITY AND ADHERENCE TO THE CODE

All directors, officers and employees are responsible for abiding by this Code.  Directors, officers and employees who violate the Code are subject to disciplinary action, up to and including dismissal.

This Code of Business Conduct and Ethics will be e-mailed or posted to all directors, officers and employees.